

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
Dr. Kase Lukman Lawal
Chief Executive Officer
CAMAC Energy Inc.
1330 Post Oak Blvd., Suite 2250
Houston, Texas 77056

   Re: CAMAC Energy Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed December 20, 2013
     File No. 1-34525

Dear Dr. Lawal:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ A.N. Parker

       Anne Nguyen Parker
       Branch Chief